Exhibit 77E

Artisan Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the period ended March 31, 2008
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Sub-Item 77E:     Legal Proceedings

Artisan Funds and the Adviser are defendants in a lawsuit brought in September 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois seeking certification of a plaintiff class consisting of all persons in the United States who held shares in International Fund for a period of more than 14 days during the five years prior to the filing of the lawsuit. The suit seeks compensatory and punitive damages under state law, as well as interest, costs and attorney's fees. The suit alleges, in summary, that Artisan Funds and the Adviser exposed long-term International Fund shareholders to trading by market timers by allegedly (a) failing to properly evaluate daily whether a significant event affecting the value of International Fund's securities had occurred after foreign markets had closed but before the calculation of the Fund's NAV; (b) failing to implement the Fund's portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV.

Artisan Funds and the Adviser removed the lawsuit from state court to federal district court. The federal district court ordered the case remanded to Illinois state court. Artisan Funds and the Adviser then appealed the remand order to the United States Court of Appeals for the Seventh Circuit and, on April 5, 2005, the Court of Appeals ruled in favor of Artisan Funds and the Adviser. As a result, the action was dismissed with prejudice in May 2005. The plaintiff subsequently sought and was granted review by the United States Supreme Court on the question of whether the Court of Appeals had jurisdiction to hear the appeal. On June 15, 2006, the United States Supreme Court ruled that the Court of Appeals had lacked jurisdiction to hear the appeal of Artisan Funds and the Adviser, vacated the judgment of the Court of Appeals and remanded the case to the Court of Appeals with instructions to dismiss the appeal for lack of jurisdiction. On October 16, 2006, the Court of Appeals dismissed the appeal and remanded the case to state court. Artisan Funds and the Adviser again removed the action from state court to federal court, but on July 17, 2007, the federal district court again remanded the case to Illinois state court. Artisan Funds and the Adviser intend to continue to defend the lawsuit vigorously.